Exhibit 21

Subsidiaries of the Registrant

Name	State or other Jurisdiction of Incorporation
Consonus Technologies, Inc.	Delaware
Utilipoint International, Inc.	New Mexico
Utilipoint Analytics, Inc.	Delaware
Cimcorp Comércio Internacional E Informática S.A.	Itapecirica da Serra – São Paulo